EITF ABSTRACTS

Issue No. 98-3

Title: Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business

[Nullified by FAS 141(R)]

Dates Discussed: March 18–19, 1998; November 18–19, 1998; January 21, 1999; March 24–25, 1999; May 19–20, 1999; July 22, 1999; September 23, 1999; November 17–18, 1999; January 19–20, 2000

References: FASB Statement No. 141, *Business Combinations*
FASB Statement No. 141 (revised 2007), *Business Combinations*
FASB Statement No. 153, *Exchanges of Nonmonetary Assets*
APB Opinion No. 16, *Business Combinations*
APB Opinion No. 29, *Accounting for Nonmonetary Transactions*
SEC Staff Accounting Bulletin No. 48, *Transfers of Nonmonetary Assets by Promoters or Shareholders*
SEC Staff Accounting Bulletin No. 97, *Business Combinations Prior to an Initial Public Offering and Determination of the Acquiring Corporation*
SEC Regulation S-X, Rule 11-01, *Pro Forma Financial Statements*

ISSUE

1. The basic principle contained in Opinion 29 is that an exchange of nonmonetary assets should be recorded at fair value. Certain modifications to that basic principle are contained in paragraphs 20–23 of Opinion 29. Paragraph 21(b) provides that accounting for an exchange of productive assets[1] for similar productive assets[2] should be based on the recorded amount of the nonmonetary assets relinquished. Paragraph 4 of Opinion 29 states that that Opinion is not applicable to business combinations.

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[1]Defined in paragraph 3(e) of Opinion 29 as "assets held for or used in the production of goods or services by the enterprise. Productive assets include an investment in another entity if the investment is accounted for by the equity method but exclude an investment not accounted for by that method."

[2]Defined in paragraph 3(e) of Opinion 29 as "productive assets that are of the same general type, that perform the same function or that are employed in the same line of business."

2. Opinion 16 provides accounting guidance for business combinations. Paragraph 1 of Opinion 16 states that "a business combination occurs when a corporation and one or more incorporated or unincorporated businesses are brought together into one accounting entity. The single entity carries on the activities of the previously separate, independent enterprises."

3. It is not clear whether exchanges of certain types of assets, for example, radio stations, cable systems, and hotels, are considered exchanges of productive assets or business combinations.

4. The issues are whether the exchange of assets or groups of assets involving the receipt of a consolidated business can be considered an exchange of similar productive assets accounted for at historical cost pursuant to paragraph 21 of Opinion 29 and how a "business" should be defined.

EITF DISCUSSION

5. The SEC Observer stated that the SEC staff will require registrants to account for the exchange of consolidated businesses, even if in the same line of business, as a fair value transaction under the guidance of Opinion 16. The SEC Observer also stated that the SEC staff believes that Opinion 16 governs the acquisition of a consolidated business when acquired for nonmonetary assets, including equity method investments. [Note: See STATUS section.]

6. The Task Force reached a consensus that the guidance below should be used to evaluate whether a business has been received in a nonmonetary exchange transaction. [Note: This consensus has been nullified by Statement 141(R). See STATUS section.]

> A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.
>
> The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set. An evaluation of the necessary elements should consider:
>
> **Inputs**
> a. Long-lived assets, including intangible assets, or rights to the use of long-lived assets.
> b. Intellectual property.
> c. The ability to obtain access to necessary materials or rights.
> d. Employees.
>
> **Processes**
> e. The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.
>
> **Outputs**
> f. The ability to obtain access to the customers that purchase the outputs of the transferred set.

A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers. However, if the excluded item or items are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s)), then the transferred set is capable of continuing normal operations and is a business. The assessment of whether excluded items are only minor should be made without regard to the attributes of the transferee and should consider such factors as the

uniqueness or scarcity of the missing element, the time frame, the level of effort, and the cost required to obtain the missing element. If goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.

The assessment of whether a transferred set is a business should be made without regard to how the transferee intends to use the transferred set. In other words, it is not relevant to the evaluation of whether the transferred set is a business whether the transferee will actually operate the set on a stand-alone basis or intends to continue using the transferred set in the same manner as the transferor.

If all but a *de minimis* (say, 3 percent) amount of the fair value of the transferred set of activities and assets is represented by a single tangible or identifiable intangible asset, the concentration of value in the single asset is an indicator that an asset rather than a business is being received.

The level of working capital or the adequacy of financing necessary to conduct normal operations in the transferred set is not an indicator either way as to whether the set meets the definition of a business. Likewise, if the planned principal operations of the transferred set have commenced, the presence and/or expectation of continued operating losses while the set seeks to achieve the level of market share necessary to attain profitability is not an indicator of whether or not the set is a business. However, if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business.

The determination of whether a transferred set of assets and activities is or is not a business is a three-step process. First, one must identify the elements included in the transferred set. Second, one must compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements. Third, if there are missing elements, one must make an assessment as to whether the missing elements cause one to conclude that the transferred set is not a business. That assessment is based on the degree of difficulty or the level of investment (relative to the fair value of the transferred set) necessary to obtain access to or to acquire the missing elements. If the degree of difficulty and level of investment necessary to obtain access to or to acquire the missing elements are not significant, then the missing elements are considered minor and their absence would not cause one to conclude that the transferred set is not a business. The determination of the degree of difficulty or level of investment necessary to obtain access to or to acquire the missing elements requires significant judgment and is dependent on the particular facts and circumstances.

7. The examples in Exhibit 98-3A are presented to illustrate the application of the consensus. The Task Force will continue to consider what is meant by *similar* in the

third sentence of paragraph 3(e) of Opinion 29 at a future Task Force meeting as part of a new, separate Issue. [Note: See STATUS section.]

8. The SEC Observer stated that pending EITF resolution of that issue, the SEC staff holds the following views:

a. The exchange of a consolidated business for an interest in a joint venture would typically not result in gain recognition, absent the receipt of cash or near cash consideration.
b. The exchange of a consolidated business for an equity method investment in a public company, such that measurability and realizability are not in question, would result in gain/loss recognition.
c. The guidance provided in SAB 48, as clarified by SAB 97, remains unchanged.

STATUS

9. A related issue was discussed in Issue No. 00-5, "Determining Whether a Nonmonetary Transaction Is an Exchange of Similar Productive Assets." That Issue addresses whether a controlled business is a productive asset and how the assessment of whether or not two productive assets are similar productive assets should be applied. (See Issue 00-5 for details of the consensuses reached.)

10. Statement 141, which superseded Opinion 16, was issued in June 2001. Paragraph 10 of Statement 141 states that "the exchange of a business for a business also is a business combination." Therefore, this Issue is partially resolved with respect to the exchange of similar businesses.

11. Statement 141(R), which was issued in December 2007, replaces Statement 141, supersedes Opinion 16, and nullifies this Issue. However, this Issue still applies to mergers and acquisitions by not-for-profit organizations, which will be further considered

as part of a separate FASB project that was exposed for comment in proposed Statements, *Not-for-Profit Organizations: Mergers and Acquisitions,* and *Not-for-Profit Organizations: Goodwill and Other Intangible Assets Acquired in a Merger or Acquisition.* Statement 141(R) is effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after 12/15/08.

12. Statement 153 was issued in December 2004. Statement 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets provided in Opinion 29 and replaces it with an exception from fair value measurement for nonmonetary exchanges that do not have commercial substance. Although the guidance in this Issue is written in the context of exchanges of similar productive assets, the evaluation of whether assets or a group of assets is a business is used outside of the context of exchanges of nonmonetary assets. Accordingly, the guidance in this Issue has been retained.

13. No further EITF discussion is planned.

Exhibit 98-3A

EXAMPLES ILLUSTRATING THE APPLICATION OF THE DEFINITION OF A BUSINESS IN THE EITF CONSENSUS ON ISSUE 98-3

The following examples illustrate the application of this definition. The application of the definition of a business requires judgment as to whether a missing element can be obtained with relative ease or at a low cost. The assessments below reflect those judgments in the given fact pattern based on certain assumed facts; however, those judgments will vary in differing fact patterns.

Example 1

Company A is a television broadcaster whose principal business is the ownership and operation of a television station group in the United States through which it broadcasts its proprietary health care related programming. Company A centralizes many station processes, including programming, promotions, advertising, research, engineering, accounting, and sales traffic control. Employee levels at Company A's stations are 20 percent of those at network-affiliated or independent stations. Company A's stations do not purchase programming individually, since they broadcast Company A's proprietary programming or long-form paid programming, 24 hours per day received via Company A's satellite feed. Company A owns a television station in Mobile, Alabama (KMOB) that it wishes to dispose of. Company A would like to enter the Portland, Oregon market.

Company B owns and operates several television stations in the western United States. Due to a recent merger, Company B must divest itself of a station in Portland, Oregon (WPOR). WPOR is affiliated with a major network. A majority of WPOR's programming is provided by the network. Company B wishes to enter the southeastern United States market.

Company A and Company B agree to swap KMOB and WPOR.

In the exchange in Example 1, for each of the following scenarios, is the set being received by Company A a business?

Example 1, Scenario 1

Company A plans to change WPOR's programming format to its proprietary health care related programming. Therefore, Company A will only receive the FCC license, the broadcasting equipment, and the office building. WPOR will be integrated into Company A's operations, with a majority of the station processes centralized at Company A's corporate headquarters. Company A will not extend offers of employment to any of WPOR's employees, nor will it assume any of WPOR's contractual relationships.

Assessment

Step 1—The set includes:

- Long-lived assets and intangible assets (building, equipment, and FCC license).

Step 2—The set does not include:

- Access to necessary rights (contracts for programming)
- Employees
- Station processes
- Ability to access customers.

Step 3—Company A concludes that the missing elements taken as a whole are more than minor because they cannot be obtained easily and would require significant cost to obtain (the fact that Company A possesses all of the missing elements is not relevant to this assessment).

Conclusion—The set is not able, on a stand-alone basis, to continue normal operations and sustain its revenue stream and, therefore, is not a business.

Example 1, Scenario 2

Company A will retain WPOR's network affiliation. This will be Company A's first network-affiliated station, and its management does not have any experience in managing a network affiliate. Therefore, Company A negotiates to retain WPOR's station management and local news personalities. WPOR management will have the authority to establish the annual budget of WPOR, subject to the approval of Company A's Board of Directors, and hire, fire, and set the compensation of WPOR employees. Company A assumes a majority of WPOR's existing contractual relationships (the network affiliation, local advertising contracts, and so forth). WPOR's accounting and payroll systems are not included in the integrated set.

Assessment

Step 1—The set includes:

- Long-lived and intangible assets (building, equipment, and FCC license)

- The ability to obtain access to necessary rights (programming content through the network affiliation)
- Employees (station management and local news personalities)
- Certain processes (administration of personnel, operational processes, and strategic management processes)
- The ability to obtain access to the customers that purchase the outputs of the transferred set (advertising contracts and operational ability to broadcast programming).

Step 2—The set does not include:

- Certain processes (accounting and payroll systems).

Step 3—The accounting and payroll systems are necessary to conduct the activities of the set; however, Company A concludes that those systems are minor because they can be obtained with relative ease and without significant cost.

Conclusion—Because the missing elements are considered minor, the set is a business.

Example 1, Scenario 3

Company A wishes to retain WPOR's network affiliation; however, Company A believes it can manage WPOR using the same centralized management structure it uses for its existing stations. Therefore, Company A will not offer employment to any of WPOR's management. Company A will, however, offer employment to the local news personalities and certain of the nonmanagement operations employees. Company A assumes a majority of WPOR's existing contractual relationships (the network affiliation, local advertising contracts, and so forth). WPOR's accounting and payroll systems are not included in the integrated set.

Assessment

Step 1—With the exception of management, Company A has received the same elements as in Example 1, Scenario 2.

Step 2—In addition to the elements missing in Example 1, Scenario 2, Company A has not received certain employees (management).

Step 3—The only difference between this scenario and Example 1, Scenario 2 is that WPOR's management is not being retained. While a business cannot operate indefinitely without management, Company A concludes, based on the number of network-affiliated TV stations, that the level of effort and cost involved in obtaining qualified replacement management is not so significant as to cause the set to otherwise fail to meet the definition of a business.

Conclusion—Because all of the missing elements are minor, the set is a business.

Example 2

Company A owns and operates a chain of hotels. Company A has two divisions, one serving the luxury market and one serving the extended-stay market. Company A's management is structured around the two divisions with most of the operating decisions and processes centralized at the division management level. Company B is also a hotel company with two divisions, one serving the extended-stay market and one serving the economy market. Company A and Company B are negotiating the exchange of certain hotel properties.

In the exchange in Example 2, for each of the following scenarios, is the set that Company A is receiving a business?

Example 2, Scenario 1

Company A will exchange three of its "extended stay" hotels for eight of Company B's "economy" hotels. Company A will create a new "economy" division that will be responsible for establishing the business plan for the eight hotels received from Company B and will hire, fire, and set the compensation of the operating personnel at the eight hotels. Management of that division will be staffed by existing Company A personnel. The existing brand name of the "economy" hotels is not included in the exchange; therefore, Company A must create a new brand name for its "economy" division. Company A will offer employment to the operating personnel of each of the eight hotels it receives from Company B; however, the retained staff will not have any managerial authority. Company A will assume the supply contracts in place at the eight hotels and will seek to cultivate and retain the corporate relationships established by Company B that result in those companies'

employees being required to use the "economy" hotels. The reservation system and other operating protocols used by Company B to manage the "economy" hotels are not included in the exchange.

Assessment

Step 1—The set includes:

- Long-lived assets (buildings)
- Employees (operational employees)
- Supply contracts
- Access to customers through continuity of location.

Step 2—The set does not include:

- Access to customers through continuity of brand name
- Employees (senior management)
- Processes (including a reservation system to prospect for customers and take customer orders, order fulfillment, billing and collecting, administration of personnel, and operations analysis).

Step 3—Company A concludes that the missing elements taken as a whole are more than minor, in particular due to the significant cost and difficulty of acquiring processes necessary to conduct normal operations.

Conclusion—The set is not capable of conducting normal operations and sustaining its revenue stream and, therefore, is not a business.

Example 2, Scenario 2

Assume the same facts as in Example 2, Scenario 1, except that the reservation system and other operating protocols to identify potential customers and take customer orders, capacity management, billing and collecting, and operational analysis are included in the exchange.

Assessment

Step 1—The set includes:

- Long-lived assets (buildings)

- Certain employees (operational employees)
- Supply contracts
- Processes (the reservation system to identify prospective customers and take customer orders, capacity management, billing and collecting, and operational analysis)
- Access to customers through continuity of location.

Step 2—The set does not include:

- Certain employees (senior management)
- Access to customers through continuity of brand name.

Step 3—The set lacks senior management; however, Company A concludes that hotel management, in general, does not possess unique or scarce knowledge or attributes that cannot be easily obtained by hiring other experienced management personnel. While the lack of continuity in brand name will cause some customer loss, Company A concludes that the ability of the set to continue operations as "economy" hotels at the same physical locations results in a sufficient ability to access the customer base. Therefore, Company A concludes that the missing elements are minor.

Conclusion—The missing elements are minor; therefore, the transferred set is a business.

Example 3

Company A is a national restaurant company that operates 2,000 casual dining restaurants that operate 24 hours a day. Company B, in addition to casual dining operations, operates (a) 12 Italian restaurants in New York City that serve lunch and dinner 6 days a week, and (b) a small distribution operation that procures and provides substantially all of the food and restaurant supplies to the Italian restaurants. Company B's accounting and human resources processes are centralized and staffed from corporate headquarters. Individual restaurant management has the discretion to determine operating hours, certain promotions, and employee compensation within corporate guidelines. Company A and Company B are negotiating the exchange of certain

Company A restaurants for certain Company B restaurants (the "New York Restaurants").

In the exchange in Example 3, for each of the following scenarios, does Company A receive a set that is a business?

Example 3, Scenario 1

Company A will receive all 12 of Company B's New York Restaurants in exchange for 15 of Company A's restaurants. Company A will offer employment to the restaurants' staffs, including their management teams, wait staffs, and chefs. Company A will obtain complete rights to the name used by the New York Restaurants. Company A will integrate the 12 restaurants into its distribution, accounting, and human resource systems. The fair value of the Company A restaurants is $18 million. The real estate acquired has a fair value of $10 million, other equipment is valued at $3 million, and the trade name/copyright is valued at $2 million.

Assessment

Step 1—The set includes:

- Long-lived assets (building and equipment)
- Employees
- Certain processes (an institutional understanding of the daily tasks required to operate the restaurant, administration of personnel at the restaurant level [through retention of management], processing of customer orders, and planning and budgeting conventions [through the retention of management])
- The ability to obtain access to customers through continuity of trade name and locations.

Step 2—The set does not include:

- Certain processes (procurement, distribution, accounting, and human resource systems).

Step 3—The set lacks some of the necessary processes (procurement, distribution, accounting, and human resource systems) to continue to conduct normal operations and sustain its revenue stream. However, the transferred set received by Company A

contains goodwill (fair value of the set is $18 million, fair value of the identifiable assets received is $15 million). The existence of goodwill results in a presumption that the transferred set is a business. Company A concludes that the relative effort and cost to replace the excluded elements are not sufficient to overcome that presumption.

Conclusion—The missing elements are assessed as minor; therefore, the set is capable of conducting normal operations and sustaining its revenue stream and, therefore, is a business.

Example 3, Scenario 2

Assume the same facts as in Example 3, Scenario 1, except Company A plans to change the format of the New York Restaurants to the 24 hours per day casual dining format of its other restaurants and, therefore, does not receive the rights to the trade name (the number of locations surrendered by Company A is reduced to 10). The fair value of the set received by Company A is equal to the fair value of the identifiable net assets (that is, there is no goodwill present in the transferred set). The restaurants will be significantly remodeled.

Assessment

Step 1 and Step 2 are the same as in Example 3, Scenario 1, except that Company A does not receive the trade name and, therefore, will not have access to customers through the continuity of that trade name.

Step 3—The analysis of the degree of difficulty or level of investment necessary to replace the missing elements is different for this scenario than in Example 3, Scenario 1 because, in this scenario, the transferred set does not contain any goodwill. Therefore, there is no presumption that the missing elements are minor.

Conclusion—Even without the presumption, Company A concludes that the distribution, accounting, and human resource systems can be replaced with relative ease and without significant cost and that a sufficient ability to access customers is provided by the continuity of locations. Therefore, the transferred set is a business. Company A's intent to change the restaurant format does not factor into the

assessment of whether the received set is capable of conducting normal operations, including sustaining a revenue stream. Company A performs the assessment of whether a business has been received as if the restaurant format will continue.

Example 4

Company A designs, develops, manufactures, and sells logic and memory semiconductor chips. Company B manufactures a wide variety of semiconductor products. Company A and Company B agree to exchange certain semiconductor facilities.

In the exchange in Example 4, for each of the following scenarios, does Company A receive a set that is a business?

Example 4, Scenario 1

Company A wishes to focus on the memory chip market and agrees to exchange its logic chip operation for one of Company B's memory chip fabrication operations. The set of assets and activities received from Company B produces memory chips that have four times the memory capacity of other memory chips on the market. A necessary compound in the fabrication process of these chips is produced only by Vendor X. Company B has an exclusive relationship with Vendor X that prohibits Vendor X from selling that compound to anyone except Company B for the next five years. Company A is in the process of developing a similar compound. The set of assets and activities received from Company B includes all of the plant and equipment necessary to operate the fabrication facility (assume that the equipment can be retooled to fabricate other memory chip products), the intellectual property associated with memory chip design, the manufacturing process, and an offer of employment to all current employees. The demand for these memory chips is very high.

Assessment

Step 1—The set includes:

- Long-lived assets (building and equipment)
- Intellectual property (memory chip design and production know-how)
- The ability to obtain access to certain necessary materials (raw wafers and certain supplies necessary to fabricate the wafers)
- Employees
- Processes (order taking and fulfillment, manufacturing, systems that allow for operational analysis, and protocols relating to the administration of personnel

[although some of these items are not specifically identified in the fact pattern, assume that they are present]).

Step 2—The set does not include:

- The ability to obtain access to certain necessary materials (the necessary compound)
- Customers to purchase the outputs of the transferred set (without the current ability to fabricate the chips, there are no outputs to provide to customers).

Step 3—The transferred set is not able to access a compound necessary for the fabrication process. The fabrication equipment could be retooled to produce a lower memory chip; however, the costs associated with doing that (both in terms of level of investment and degree of difficulty) are considered significant and could not be justified based on the low profit margins associated with those chips. Therefore, Company A concludes that the missing element is more than minor.

Conclusion—Without an ability to access the compound needed by the transferred set to continue its normal operations for the high-memory chips, the set is unable to maintain a revenue stream by providing its products to customers and, therefore, the set is not a business.

Example 4, Scenario 2

The integrated set received from Company B is an operating unit that fabricates customer-specific integrated circuits used in certain telecommunications equipment. The success of the operation depends on the ability of the unit's design team engineers to develop integrated circuits that meet a customer's functionality requirements. The unit is only one of two operations that have the technical capability to design and manufacture this type of integrated circuit. The integrated set received from Company B includes all of the plant and equipment necessary to operate the fabrication facility, the intellectual property associated with current projects, and the manufacturing personnel. The engineers on the design team will be retained by Company B. Company A intends to retool the facility to fabricate its memory chip products.

Assessment

Step 1—The set includes:

- Long-lived assets (building and equipment)
- Intellectual property (relating to current projects)
- The ability to access necessary materials (raw wafers and supplies necessary to fabricate the wafers)
- Certain employees (management and manufacturing personnel)
- Processes (customer identification and order processing, manufacturing, systems that allow for operational analysis, and protocols relating to the administration of personnel [although some of these items are not specifically identified in the fact pattern, assume that they are present]).

Step 2—The set does not include:

- Certain employees (the design team engineers)
- The ability to access customers that purchase the outputs of the transferred set (without the ability to design integrated circuits that meet customers' functionality requirements, there are no outputs to provide to customers).

Step 3—The design engineers possess unique skills that are required for the set to continue to generate revenues from its current products. Engineers with the requisite knowledge and skills to design the integrated circuits produced by the set are scarce and would be difficult to obtain. Therefore, the missing element (design engineers) is assessed as more than minor. Without the design engineers, the set is unable to continue its current product offerings and, therefore, cannot access its customers.

Conclusion—Company A concludes that, without an ability to access design engineers with the requisite knowledge and skill needed by the transferred set to continue to produce its products (customer-specific integrated circuits), the set cannot conduct normal operations and sustain a revenue stream. Therefore, the set is not a business. The long-lived assets can be retooled to produce a different product; however, the assessment of whether the transferred set is a business should be made without regard to the intent of the transferee.

Example 4, Scenario 3

Assume the same facts as Example 4, Scenario 2, except that the engineers in the design team will be hired by Company A. Additionally, the exchange agreement prohibits Company A from selling integrated circuit products to telecommunications equipment manufacturers for a period of five years. Company A plans to use the integrated set to service the customized integrated circuit needs of its existing customer base (which does not include telecommunications equipment manufacturers).

Assessment

Step 1—The set includes:

- Long-lived assets (building and equipment)
- Intellectual property (relating to current projects)
- The ability to obtain access to necessary materials (raw wafers and supplies necessary to fabricate the wafers)
- Employees (including the design team engineers)
- Processes (customer identification and order processing, manufacturing, systems that allow for operational analysis, and protocols relating to the administration of personnel [although some of these items are not specifically identified in the fact pattern, assume that they are present]).

Step 2—The set does not include:

- The ability to access current customers of the transferred set.

Step 3—Although the integrated set is precluded from selling its products to its current target market, it is capable, through its design team, of developing integrated circuit products for other markets and continuing normal operations. Company A concludes that the degree of difficulty and level of investment necessary to alter the circuit architecture so that the integrated circuit has applications in industries other than telecommunications and to access other markets are not significant.

Conclusion—This scenario is similar to Example 4, Scenario 2 in that the transferred set is unable to sell its current products to its current customer base. However, it is

different from Scenario 2 in that the transferred set is still capable of producing and selling its current products (customer-specific integrated circuits) with only a minor investment and little difficulty. Therefore, the transferred set in this scenario is considered a business.

Example 4, Scenario 4

The integrated set received from Company B is a newly formed operating unit to develop and exploit an early-stage semiconductor technology. Company B has transferred three design engineers, a business unit manager, and a business plan to develop the technology into a viable product. The current activities of the operating unit include research and development, establishing additional sources of supply (the technology is based on fabricating silicon carbide rather than silicon wafers), and developing markets for the resultant product. The transferred integrated set includes all of the facilities and equipment necessary to perform research and development activities and the unit's four employees. It also includes all of the intellectual property associated with the technology, the protocols and systems necessary to conduct research and development, and a supply agreement with a producer of silicon carbide. The set has identified several potential customers that might purchase the semiconductors if successfully developed.

Assessment

Steps 1, 2, and 3—The transferred integrated set includes all of the necessary elements of a business except for the ability to access customers because it does not have any completed products.

Conclusion—The transferred set's current activities are focused on the development of a business rather than the operation of a business. Because the planned principal operations of the transferred set have not yet commenced, the set is not a business.

Example 4, Scenario 5

Assume the same facts as Example 4, Scenario 4, except that the transferred set received from Company B has been conducting development activities for the past year, has developed a successful beta version of the semiconductor product that has received customer acceptance, has achieved a successful production run, and is in the process of shipping the semiconductor product to 10 customers. Projections indicate that the transferred set will incur

significant operating losses for the next four years (the expected time period to achieve the level of market share necessary to become profitable).

Assessment

Steps 1, 2, and 3—The transferred integrated set includes all of the necessary elements of a business identified in this consensus.

Conclusion—The transferred set has all of the elements necessary to conduct normal operations and has commenced planned principal operations; therefore, the set is a business. That conclusion is not affected by the absence of a significant amount of revenue from the transferred set's operations or the expectation of continued operating losses.

Suggested Index Entries for EITF Issue No. 98-3, "Determining Whether a Transaction Is an Exchange of Similar Productive Assets or a Business Combination"